SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of June, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Airlines to Receive Three New Aircraft in June

The Airline Now Has 27 Aircraft in Its Fleet,
One of the Youngest in the Americas

          PANAMA CITY, June 7 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), continues to expand its fleet with the arrival this month of three new aircraft -- two Embraer 190ARs and one Boeing 737-700 NG -- bringing the total number of aircraft in the airline’s fleet to 27.

          “Our fleet continues to grow, allowing us to offer our passengers more flights and connections through our Hub of the Americas,” said Pedro Heilbron, CEO, Copa Airlines. “These new aircraft reaffirm our commitment to offer the best service and the best travel options in America.”

          Copa will operate the Embraer 190ARs to Copa’s newly announced destinations for 2006: Santiago de los Caballeros, Dominican Republic; Manaus, Brazil; Maracaibo, Venezuela; San Pedro Sula, Honduras; and Port of Spain, Trinidad and Tobago. The new Boeing 737-700 NG will be used on the route to Montevideo, Uruguay.

          Copa’s Embraer 190AR aircraft is configured with 94 seats, 10 in Clase Ejecutiva (Business Class) and 84 in coach, and incorporates the latest technology such as “winglets,” ultra-efficient GE CF34-10E engines, and the most advanced “fly by wire” aviation technology from Honeywell Corporation.

          The Boeing 737-700 NG has 124 seats, 12 in Clase Ejecutiva (Business Class) and 112 in the main cabin, offering spacious interiors with large overhead compartments, comfortable seats and a 12-channel audio/video entertainment system.

          Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), is one of the leading passenger airlines in Latin America. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers approximately 92 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental also share a strategic alliance partnership that includes joint participation in Continental’s award- winning frequent flyer program, OnePass. Copa Airlines offers nonstop service to Panama City from four U.S. cities: daily from New York City, twice daily from Miami, daily from Los Angeles, and five times a week from Orlando. For more company information, visit http://www.copaair.com .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 06/07/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO